                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549
                                   __________

                                   FORM 11-K

                                 ANNUAL REPORT
                       PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934





(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 1996
                          -----------------------------------------------------

                                      OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

     For the transition period from _________ to__________


                       Commission file number  0-22033
                                              ---------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                   WESLEY JESSEN PUERTO RICO SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        Wesley Jessen VisionCare, Inc.
                        333 East Howard Avenue
                        Des Plaines, Illinois  60018-5903

                           WESLEY JESSEN PUERTO RICO
                           -------------------------

                                 SAVINGS PLAN
                                 ------------

                             FINANCIAL STATEMENTS
                             --------------------

                          AND ADDITIONAL INFORMATION
                          --------------------------

                          DECEMBER 31, 1996 AND 1995
                          --------------------------

                    WESLEY JESSEN PUERTO RICO SAVINGS PLAN
                    --------------------------------------

                   TABLE OF CONTENTS TO FINANCIAL STATEMENTS
                   -----------------------------------------

                          AND ADDITIONAL INFORMATION
                          --------------------------



                                                                PAGE
                                                                ----


Financial Statements:
  Report of Independent Accountants...........................      1
  Statements of Assets Available for Benefits
   with Fund Information......................................    2-3
  Statements of Changes in Assets Available for
   Benefits with Fund Information.............................    4-5
  Notes to Financial Statements...............................   6-10

Additional Information:*

Schedule I - Schedule of Assets Held for Investment Purposes..  11-12

Schedule II - Schedule of Reportable Transactions.............  13-14

* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                       REPORT OF INDEPENDENT ACCOUNTANTS
                       ---------------------------------

May 13, 1997

To the Participants and Administrator of the Wesley Jessen Puerto Rico Savings Plan


In our opinion, the accompanying statements of assets available for benefits and the related statements of changes in assets available for benefits present fairly, in all material respects, the assets available for benefits of the Wesley Jessen Puerto Rico Savings Plan (the "Plan") at December 31, 1996 and 1995, and the changes in assets available for benefits for the year ended December 31, 1996 and for the period from July 1, 1995 to December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statements of assets available for benefits and the statements of change in assets available for benefits is presented for purposes of additional analysis rather than to present the assets available for plan benefits and changes in assets available for benefits of each fund. Schedules I and II and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                    WESLEY JESSEN PUERTO RICO SAVINGS PLAN
                    --------------------------------------

                  STATEMENT OF ASSETS AVAILABLE FOR BENEFITS
                  ------------------------------------------

                             WITH FUND INFORMATION
                             ---------------------

                                                                Year Ended December 31, 1996
                                                    ------------------------------------------------------
                                                                     Fund Information
                                                    ------------------------------------------------------
                                                                                      Vanguard   Vanguard
                                                     Vanguard   Vanguard   Vanguard  Short-term  Index 500
                                                    Wellington   Windsor   Explorer   Corporate  Portfolio
                                                       Fund       Fund       Fund     Bond Fund     Fund
                                                       ----       ----       ----     ---------     ----
Assets:
 Investments, at fair value:
  Shares of registered investment companies          $17,878    $209,595    $2,836    $128,978   $471,964
  Participant loans other than mortgages
                                                     -------    --------    ------    --------   --------

                                                      17,878     209,595     2,836     128,978    471,964
                                                     -------    --------    ------    --------   --------
Receivables:
 Participant's contributions                           1,121       4,522       192       2,710      6,693
 Employer's contributions                                648       2,657       120       1,639      3,964
 Other                                                     4         725                   335        757
                                                     -------    --------    ------    --------   --------
                                                       1,773       7,904       312       4,684     11,414
                                                     -------    --------    ------    --------   --------

    Assets available for benefits                    $19,651    $217,499    $3,148    $133,662   $483,378

                                                     =======    ========    ======    ========   ========

                                                                      Year Ended December 31, 1996
                                                       --------------------------------------------------------------
                                                                            Fund Information
                                                       --------------------------------------------------
                                                         Vanguard
                                                         Treasury          International      Participant
                                                        Money Market           Growth            Loans          Plan
                                                       Portfolio Fund       Portfolio Fund       Fund           Total
                                                       --------------       --------------       ----           -----
Assets:
 Investments, at fair value:
  Shares of registered investment companies              $297,792               $1,948                        $1,130,991
  Participant loans other than mortgages                                                        $102,067         102,067
                                                         --------               ------          --------      ----------

                                                          297,792                1,948           102,067       1,233,058
                                                         --------               ------          --------      ----------

Receivables:
 Participant's contributions                                6,075                  173                            21,486
 Employer's contributions                                   3,600                   95                            12,723
 Other                                                        477                   15                             2,313
                                                         --------               ------          --------      ----------
                                                           10,152                  283                            36,522
                                                         --------               ------          --------      ----------

    Assets available for benefits                        $307,944               $2,231          $102,067      $1,269,580
                                                         ========               ======          ========      ==========

       The accompanying notes are an integral part of these statements.

                    WESLEY JESSEN PUERTO RICO SAVINGS PLAN
                    --------------------------------------

                  STATEMENT OF ASSETS AVAILABLE FOR BENEFITS
                  ------------------------------------------

                             WITH FUND INFORMATION
                             ---------------------

                                                                            December 31, 1995
                                            ---------------------------------------------------------------------------------------

                                                                             Fund Information
                                            ----------------------------------------------------------------------------

                                                       Vanguard   Vanguard      Vanguard        Vanguard
                                            Vanguard  Short-term  Index 500     Treasury     International   Participant
                                            Windsor   Corporate   Portfolio   Money Market       Growth         Loans        Plan
                                              Fund    Bond Fund     Fund     Portfolio Fund  Portfolio Fund      Fund        Total
                                            --------  ----------  ---------  --------------  --------------  -----------  ---------
Assets:
 Investments, at fair value:
  Shares of registered investment
   companies                                $105,683     $78,884   $323,838        $229,288            $ 77                $737,770
  Participant loans other than mortgages                                                                         $47,506     47,506
                                            --------     -------   --------        --------            ----      -------   --------

                                             105,683      78,884    323,838         229,288              77       47,506    785,276
                                            --------     -------   --------        --------            ----      -------   --------

Receivables:
 Participant's contributions                   4,592       3,261      6,002           6,458              53                  20,366
 Other                                           637         229        943             816                                   2,625
                                            --------     -------   --------        --------            ----      -------   --------

                                               5,229       3,490      6,945           7,274              53                  22,991
                                            --------     -------   --------        --------            ----      -------   --------

   Assets available for benefits            $110,912     $82,374   $330,783        $236,562            $130      $47,506   $808,267
                                            ========     =======   ========        ========            ====      =======   ========

       The accompanying notes are an integral part of these statements.

                                 WESLEY JESSEN
                                 -------------
                           PUERTO RICO SAVINGS PLAN
                           ------------------------
             STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
             -----------------------------------------------------
                             WITH FUND INFORMATION
                             ---------------------

                                                                Year ended December 31, 1996
                                                    ------------------------------------------------------
                                                                     Fund Information
                                                    ------------------------------------------------------
                                                                                      Vanguard   Vanguard
                                                     Vanguard   Vanguard   Vanguard  Short-term  Index 500
                                                    Wellington   Windsor   Explorer   Corporate  Portfolio
                                                       Fund       Fund       Fund     Bond Fund     Fund
                                                       ----       ----       ----     ---------     ----
Additions to assets attributed to:
  Investment income:
   Interest and dividends                            $ 1,046    $ 19,047    $  152    $  6,118   $  9,586
   Net appreciation (depreciation) in fair
    value of investments                                 371      17,298       (83)       (876)    69,750
                                                     -------    --------    ------    --------   --------
                                                       1,417      36,345        69       5,242     79,336
                                                     -------    --------    ------    --------   --------

Contributions:
  Participants                                        10,208      58,709     1,501      36,929     81,900
  Employer                                             4,130      25,798       699      16,765     35,465
                                                     -------    --------    ------    --------   --------

                                                      14,338      84,507     2,200      53,694    117,365
                                                     -------    --------    ------    --------   --------

  Total additions                                     15,755     120,852     2,269      58,936    196,701
                                                     -------    --------    ------    --------   --------
Deductions from assets attributable to:
  Participants benefits                                  622      13,637                 4,371     23,619
                                                     -------    --------    ------    --------   --------
Net increase prior to transfers                       15,133     107,215     2,269      54,565    173,082
Net interfund transfers                                4,518      (2,948)      879      (3,277)   (29,429)
Rollovers and other                                                2,320                            8,942
                                                     -------    --------    ------    --------   --------

Net increase                                          19,651     106,587     3,148      51,288    152,595
Assets available for benefits at beginning
 of year                                                         110,912                82,374    330,783
                                                     -------    --------    ------    --------   --------

Assets available for benefits at end of year         $19,651    $217,499    $3,148    $133,662   $483,378
                                                     =======    ========    ======    ========   ========

                                                                      Year ended December 31, 1996
                                                       --------------------------------------------------------------
                                                                            Fund Information
                                                       --------------------------------------------------
                                                         Vanguard              Vanguard
                                                         Treasury           International     Participant
                                                        Money Market            Growth           Loans          Plan
                                                       Portfolio Fund       Portfolio Fund       Fund           Total
                                                       --------------       --------------       ----           -----
Additions to assets attributed to:
  Investment income:
   Interest and dividends                                $ 12,603               $   70         $  6,840       $   55,462
   Net appreciation (depreciation) in fair
    value of investments                                                            66                            86,526
                                                         --------               ------         --------       ----------
                                                           12,603                  136            6,840          141,988
                                                         --------               ------         --------       ----------

Contributions:
  Participants                                             74,349                1,725                           265,321
  Employer                                                 32,721                  759                           116,337
                                                         --------               ------         --------       ----------

                                                          107,070                2,484                           381,658
                                                         --------               ------         --------       ----------

  Total additions                                         119,673                2,620            6,840          523,646
                                                         --------               ------         --------       ----------
Deductions from assets attributable to:
  Participants benefits                                    31,362                  398            2,472           76,481
                                                         --------               ------         --------       ----------

Net increase prior to transfers                            88,311                2,222            4,368          447,165
Net interfund transfers                                   (19,793)                (121)          50,171
Rollovers and other                                         2,864                                    22           14,148
                                                         --------               ------         --------       ----------

Net increase                                               71,382                2,101           54,561          461,313
Assets available for benefits at beginning
 of year                                                  236,562                  130           47,506          808,267
                                                         --------               ------         --------       ----------

Assets available for benefits at end of year             $307,944               $2,231         $102,067       $1,269,580
                                                         ========               ======         ========       ==========

       The accompanying notes are an integral part of these statements.

                    WESLEY JESSEN PUERTO RICO SAVINGS PLAN
                    --------------------------------------
             STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
             -----------------------------------------------------
                             WITH FUND INFORMATION
                             ---------------------

                                                           For the Period from July 1, 1995 to December 31, 1995
                                              --------------------------------------------------------------------------------------

                                                                                 Fund Information
                                              ----------------------------------------------------------------------------


                                                      Vanguard    Vanguard       Vanguard         Vanguard
                                          Vanguard   Short-term   Index 500      Treasury      International   Participant
                                          Windsor    Corporate    Portfolio    Money Market        Growth         Loans       Plan
                                            Fund     Bond Fund      Fund      Portfolio Fund   Portfolio Fund      Fund      Total
                                          --------   ----------   ---------   --------------   --------------  -----------  --------
Additions to assets attributed to:
 Investment income:
  Interest and dividends                  $ 11,011      $ 1,956    $  1,243         $  4,872             $  2      $ 1,106  $ 20,190
  Net appreciation (depreciation) in
   fair value of investments                (7,362)       1,180      26,273                                                   20,091
                                          --------   ----------   ---------   --------------   --------------  -----------  --------
                                             3,649        3,136      27,516            4,872                2        1,106    40,281
 Contributions:
  Participants                              18,862       14,227      25,953           26,580              128                 85,750
                                          --------   ----------   ---------   --------------   --------------  -----------  --------
  Total additions                           22,511       17,363      53,469           31,452              130        1,106   126,031

Deductions from assets attributable to:
 Participant benefits                        3,582        4,955       9,371            6,927                         4,667    29,502
                                          --------   ----------   ---------   --------------   --------------  -----------  --------
Net increase (decrease) prior to
 transfers                                  18,929       12,408      44,098           24,525              130       (3,561)   96,529
Net interfund transfers                     (7,358)      (1,949)     (2,120)          (2,503)                       13,930
Plan assets transferred-in                  99,341       71,915     288,805          214,540                        37,137   711,738
                                          --------   ----------   ---------   --------------   --------------  -----------  --------
Net increase and assets available for
 benefits at end of year                  $110,912      $82,374    $330,783         $236,562             $130      $47,506  $808,267
                                          ========   ==========   =========   ==============   ==============  ===========  ========

       The accompanying notes are an integral part of these statements.

                    WESLEY JESSEN PUERTO RICO SAVINGS PLAN
                    --------------------------------------

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------


NOTE 1 - DESCRIPTION OF PLAN:
-----------------------------

The following description of the Wesley Jessen Puerto Rico Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
-------

The Plan became effective July 1, 1995 as a defined contribution plan covering all full-time employees of Wesley-Jessen (Puerto Rico), Inc. (the "Company"). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions
-------------

Participants may contribute up to 10 percent of their pretax annual base compensation, to a maximum of $7,500 for taxable year 1996 ($7,000 for taxable year 1995). Beginning on January 1, 1996, the Company contributes 50 percent of the first 6 percent that a participant contributes to the Plan. The Plan did not provide for Company contributions in 1995.

Participant accounts
--------------------

Each participant's account is credited with the participant's contribution and allocation of (a) the Company's contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting
-------

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the remainder of their account is based on years of continuous service. A participant is 100 percent vested after four years of credited service. Former employees of Schering-Plough Products, Inc. are vested 100 percent after three years of credited service. Forfeitures are used to reduce Company's contributions.

Investment Options
------------------

Upon enrollment in the Plan, a participant may direct contributions in any of the following seven investments options:

     Vanguard Wellington Fund - Funds are invested 60 to 70 percent in equity shares and 30 to 40 percent in high quality bonds.

     Vanguard Windsor Fund - Funds are invested in equity shares of 80 specific companies.

     Vanguard Explorer Fund - Funds are invested in shares of approximately 250 small USA companies.

     Vanguard Short-Term Corporate Bond Fund - Funds are invested in high quality bonds of approximately 180 privately owned companies.

     Vanguard Index 500 Portfolio Fund - Funds are invested in equity shares of the 500 more important USA companies.

     Vanguard Treasury Money Market Portfolio Fund - Funds are invested in short-term investments guaranteed by the USA government.

     Vanguard International Growth Portfolio Fund - Funds are invested in equity shares of approximately 200 companies located in 30 countries worldwide.

Participants may change their investment options quarterly.

Participant Loans
-----------------

Participants may borrow from their fund accounts a maximum amount equal to the lesser of $50,000 or 50 percent of their account vested balance. Loan transactions are treated as a transfer to (from) the investment funds from (to) the Participant Loans Fund. Loan terms are for a period not exceeding 5 years. Loans used to acquire a principal residence shall provide for repayment over a reasonable period of time that may exceed 5 years.

The loans are secured by the vested balance in the participant's account and bear interest at a rate determined by the Plan administrator at the time of the loan. Interest rates range from 8 percent to 10 percent. Principal and interest is paid ratably through monthly payroll deductions.

Payment of Benefits
-------------------

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or installments not exceeding the life expectancy of the participant or beneficiary. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Forfeited Accounts
------------------

At December 31, 1996, forfeited nonvested accounts amounted to approximately $1,000.

Administrative expenses
-----------------------

Certain expenses relating to the Plan, including administrative fees, are paid by the Company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
----------------------------------------------------

The Plan's financial statements are prepared on the accrual basis of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management's estimates. The following are the most significant accounting policies followed by the Plan.

Investments
-----------

Plan investments are stated at fair value. Shares of registered investment companies are valued at the quoted net asset value (redemption value) of the respective investment company determined by Vanguard Fiduciary Trust Company. Participant loans are valued at cost which approximates fair value.

Contributions
-------------

Employee contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants' earnings. Matching Company contributions are recorded in the same period.

NOTE 3 - INVESTMENTS:
---------------------

Investments that represent 5% or more of the Plan's assets are summarized as follows:

                                                    December 31,
                                                    ------------

                                                   1996       1995
                                                ----------  --------

Investments at fair value determined by
 quoted market price:
  Shares of registered investment companies:

    Vanguard Windsor Fund - 12,663 shares
     (1995 - 7,273 shares)                      $  209,595  $105,683

    Vanguard Short-term Corporate Bond
     Fund - 11,997 shares
     (1995 - 7,230 shares)                         128,978    78,884

    Vanguard Index 500 Portfolio Fund -
     6,824 shares (1995 - 5,622 shares)            471,964   323,838

    Vanguard Treasury Money Market
     Portfolio Fund - 297,792 shares
     (1995 - 229,288)                              297,792   229,288

Investment at estimated fair value:
  Participant loans other than mortgages           102,067    47,506
                                                ----------  --------

                                                $1,210,396  $785,199
                                                ==========  ========

NOTE 4 - PLAN TERMINATION:
--------------------------

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE 5 - INCOME TAX:
--------------------

The Company has filed a petition with the Government of Puerto Rico to qualify the Plan under Sections 1165(a) and 1165(e) of the Puerto Rico Internal Revenue Code. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code, therefore, no income taxes have been provided in the financial statements.

NOTE 6 - TRANSFER OF ASSETS:
----------------------------

On July 1, 1995, the Plan received a transfer of assets amounting to approximately $712,000 from the Schering-Plough Puerto Rico Employees' Retirement Savings Plan, a plan sponsored by the previous owner of the Company.



                                                                                                            ADDITIONAL INFORMATION
                                                                                                            ----------------------
                                                                                                                        SCHEDULE I
                                                                                                                        ----------
                                                 WESLEY JESSEN PUERTO RICO SAVINGS PLAN
                                                 --------------------------------------
                                                     ITEM 27a PART I FORM 5500
                                                     -------------------------
                                          SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                          -----------------------------------------------
                                                         DECEMBER 31, 1996
                                                         -----------------


                                                   (c) Description of investment
                       (b) Identity of issue,      including maturity date, rate
                        borrower, lessor,           of interest, collateral, par                                    (e) Current
     (a)                or similar party                or maturity value                          (d) Cost              value
  --------         --------------------------      -----------------------------                 -----------        -----------
     *       Vanguard Fiduciary Trust Company:     Shares of Registered Investment Companies:
              Vanguard Wellington Fund              683 shares                                   $    17,598        $   17,878
              Vanguard Windsor Fund                 12,633 shares                                    199,496           209,595
              Vanguard Explorer Fund                52 shares                                          2,896             2,836
              Vanguard Short-term Corporate
              Bond Fund                             11,997 shares                                    128,821           128,978
              Vanguard Index 500
              Portfolio Fund                        6,824 shares                                     385,677           471,964
              Vanguard Treasury Money Market
              Portfolio Fund                        297,792 shares                                   297,792           297,792
              Vanguard International Growth
              Portfolio Fund                        118 shares                                         1,913             1,948
                                                                                                 -----------        ----------

                                                                                                   1,034,193         1,130,991
                                                                                                 -----------        ----------

             Participant loans                     Loans other than mortgages                        102,067           102,067
                                                                                                 -----------        ----------

                                                                                                 $ 1,136,260        $1,233,058
                                                                                                 ===========        ==========

* Recordkeeper


                                                                                         ADDITIONAL INFORMATION
                                                                                         ----------------------
                                                                                                     SCHEDULE I
                                                                                                     ----------

                       WESLEY JESSEN PUERTO RICO SAVINGS PLAN
                       --------------------------------------
                           ITEM 27a PART I FORM 5500
                           -------------------------
                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                -----------------------------------------------
                               DECEMBER 31, 1995
                               -----------------
                                            (c) Description of investment
                (b) Identity of issue,          including maturity date, rate
                     borrower, lessor,          of interest, collateral, par                                (e) Current
  (a)                or similar party               or maturity value                     (d) Cost                value
-------              ----------------           ---------------------------               --------          -----------
  *         Vanguard Fiduciary Trust Company:  Shares of Registered Investment Companies:
                Vanguard Windsor Fund          7,273 shares                               $112,556             $105,683
                Vanguard Short-term Corporate
                  Bond Fund                    7,230 shares                                 77,744               78,884
                Vanguard Index 500
                  Portfolio Fund               5,622 shares                                298,417              323,838
                Vanguard Treasury Money Market
                  Portfolio Fund               229,288 shares                              229,288              229,288
                Vanguard International Growth
                  Portfolio Fund               5 shares                                         77                   77
                                                                                          --------             --------
                                                                                           718,082              737,770
                                                                                          --------            ---------
            Participant loans                  Loans other than mortgages                   47,506               47,506
                                                                                          --------            ---------

                                                                                          $765,588             $785,276
                                                                                          ========             ========
* Recordkeeper

                                                                                                       ADDITIONAL INFORMATION
                                                                                                       ----------------------
                                                                                                                  SCHEDULE II
                                                                                                                  -----------



                                              WESLEY JESSEN PUERTO RICO SAVINGS PLAN
                                              --------------------------------------
                                      ITEM 27d FORM 5500 SCHEDULE OF REPORTABLE TRANSACTIONS
                                      ------------------------------------------------------
                                                 CUMULATIVE TRANSACTIONS BY ISSUE
                                                 --------------------------------
                                                FOR THE YEAR ENDED DECEMBER 31, 1996
                                                ------------------------------------


                                                                    Disposed                                Acquired
                                       ---------------------------------------------------------    -------------------------
Security Description                              Sales             Proceeds     Gain or (Loss)     Purchases           Cost
--------------------                              -----             --------     --------------     ---------           ----
Shares of Registered Investment
Companies:
  Vanguard Windsor Fund                            23               $35,561      $    326              38             $122,175
  Vanguard Short-term Corporate
  Bond Fund                                        25                19,337           106              52                70,308
  Vanguard Index 500 Portfolio Fund                33                75,120         8,884              46               149,656
  Vanguard Treasury Money Market
  Portfolio Fund                                   33                65,312                            63               133,827



                                                                                                           ADDITIONAL INFORMATION
                                                                                                           ----------------------
                                                                                                                      SCHEDULE II
                                                                                                                      -----------


                                              WESLEY JESSEN PUERTO RICO SAVINGS PLAN
                                              --------------------------------------
                                      ITEM 27d FORM 5500 SCHEDULE OF REPORTABLE TRANSACTIONS
                                      ------------------------------------------------------
                                                 CUMULATIVE TRANSACTIONS BY ISSUE
                                                 --------------------------------
                                       FOR THE PERIOD FROM JULY 1, 1995 TO DECEMBER 31, 1995
                                       -----------------------------------------------------


                                                                 Disposed                                         Acquired
                                           -----------------------------------------------------     ----------------------------
Security Description                          Sales              Proceeds       Gain or (Loss)       Purchases            Cost
--------------------                          -----              --------       --------------       ---------            ----
Shares of Registered Investment
Companies:
  Vanguard Windsor Fund                         7                $15,846            ($489)               7              $128,886
  Vanguard Short-term Corporate
  Bond Fund                                     6                  8,278               40               13                85,979
  Vanguard Index 500 Portfolio Fund             9                 17,210              852                9               314,775
  Vanguard Treasury Money Market
  Portfolio Fund                                9                 13,649                                16               242,893
  Vanguard International Growth
  Portfolio Fund                                                                                         4                    78

                                  SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       Wesley Jessen Puerto Rico Savings Plan
                                       --------------------------------------
                                                      (Name of plan)


Date  June 9, 1997                          /s/ Michael R. Southard
      -------------                   -----------------------------------------
                                                Michael R. Southard,
                                                Vice President, Human Resources

                                 EXHIBIT INDEX


Exhibit
Number    Description

23.1      Consent of Price Waterhouse LLP